FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Brunner Daniel	2. Issuer Name and Ticker or Trading Symbol First Health Group Corp. (FHCC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 4100 Riding Club Lane	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year 12/11/2002
(Street) Sacramento, CA 95864		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	12/09/02		M		12,000	A	$4.375
Common Stock	12/09/02		M		12,000	A	$9.0625
Common Stock	12/09/02		M		16,000	A	$10.40625
Common Stock	12/09/02		M		1,900	A	$11.1875
Common Stock	12/09/02		M		5,277	A	$10.46875
Common Stock	12/09/02		M		12,000	A	$5.95
Common Stock	12/09/02		M		3,616	A	$14.21875
Common Stock	12/09/02		M		8,012	A	$11.1875
Common Stock	12/09/02		M		10,723	A	$10.46875
Common Stock	12/09/02		M		16,000	A	$16.125
Common Stock	12/09/02		S		12,000	D	$24.039
Common Stock	12/09/02		S		3,616	D	$24.039
Common Stock	12/09/02		S		8,012	D	$24.039
Common Stock	12/09/02		S		10,723	D	$24.039
Common Stock	12/09/02		S		16,000	D	$24.039	190,555	D
								75,000	I	(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option to Purchase	$4.375	12/09/02		M			12,000	8/31/96	8/03/03	Common Stock	12,000	$4.375	0	D
Option to Purchase	$9.0625	12/09/02		M			12,000	8/31/98	8/22/05	Common Stock	12,000	$9.0625	0	D
Option to Purchase	$10.40625	12/09/02		M			16,000	8/31/99	9/17/06	Common Stock	16,000	$10.40625	0	D
Option to Purchase	$11.1875	12/09/02		M			1,900	8/31/00	9/17/08	Common Stock	1,900	$11.1875	6,088	D
Option to Purchase	$10.46875	12/09/02		M			5,277	6/30/01	9/21/09	Common Stock	5,277	$10.46875	0	D
Option to Purchase	$5.95	12/09/02		M			12,000	8/29/97	9/13/04	Common Stock	12,000	$5.95	0	D
Option to Purchase	$14.21875	12/09/02		M			3,616	8/31/98	9/16/07	Common Stock	3,616	$14.21875	0	D
Option to Purchase	$11.1875	12/09/02		M			8,012	8/31/00	9/17/08	Common Stock	8,012	$11.1875	0	D
Option to Purchase	$10.46875	12/09/02		M			10,723	6/30/01	9/21/09	Common Stock	10,723	$10.46875	0	D
Option to Purchase	$16.125	12/09/02		M			16,000	6/30/01	9/19/07	Common Stock	16,000	$16.125	0	D
Explanation of Responses: (1) By Daniel S. Brunner and Rhea A. Brunner, as trustees under Agreement dated December 9, 1982 Daniel S. Brunner & Rhea A. Brunner Charitable Remainder Unit Trust
By: /s/ Daniel S. Brunner **Signature of Reporting Person	12/11/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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